

January 21, 2011

Mr. Christopher J. Davino
Chief Executive Officer
3340 Peachtree Road N.E. Suite 900
Atlanta, Georgia 30326

     Re: **Premier Exhibitions, Inc.**
              Form 10-K for the year ended February 28, 2010
              Filed May 14, 2010
              File No. 000-24452

Dear Mr. Davino:

We have reviewed your response letter dated December 14, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended February 28, 2010

Note 9. Stock Compensation and Stock Options, page 48

1. We note your response to our prior comment nine that you recalculated the fiscal 2009 volatility assumption at 121% and determined that the amount of stock compensation expense recorded for fiscal 2009 based on the 50% volatility assumption was not materially misstated. In this regard, please tell us the amount of actual stock compensation expense you recognized using the 50% volatility assumption and the

amount had you used the 121% volatility assumption. Also, please revise your disclosure in future filings to disclose that had the method for calculating the volatility assumption been consistently applied for fiscal 2009 (i.e. historical volatility), the amount of stock compensation expense would not have materially differed. Furthermore, revise future filings to disclose stock compensation expense for fiscal 2009 includes a credit of $4.2 million related to the forfeitures of stock options and restricted stock by certain executive employees and directors that were terminated in fiscal 2009.

2. We note from your response to our prior comment 10 that in fiscal 2009 you issued 300,000 warrants under a services agreement and the fair value of the warrants was determined using the Black-Scholes model. Please revise future filings to include the assumptions used in the Black-Scholes model to determine the fair value of the warrants.

Schedule of Valuation and Qualifying Accounts, page 64

3. We note from your response to our prior comment number 14 that $1.2 and $.540 million of the reduction in the allowance for doubtful accounts in fiscal 2009 were due to write-offs of accounts receivable from presenting partners where collection of outstanding amounts was not possible. In this regard, please tell us the timing of when (1) revenue related to the $1.2 and $.540 million was originally recognized and (2) the allowance for such amounts was established. If both occurred during fiscal 2009, please tell us why you believe the recognition of revenue for such amounts was appropriate. We may have further comment upon receipt of your response.

Form 10-Q for quarter ended August 31, 2010

4. We note from your response to our prior comment 15 that you are capitalizing the amounts paid to WHOI for: 1) services provided to the Company in exchange for $1,000,000; and services provided to the Company related to the use of two Autonomous Underwater Vehicles on the expedition in exchange for a payment of $766,787.00 because you believe the footage and other benefits obtained from the associated dive will provide long-term commercial value. However, we do not believe that your response adequately explains why capitalization of these costs is appropriate. Please explain to us if further detail, citing appropriate authoritative literature, why you believe it is appropriate to capitalize these amounts, the period over which such assets will be amortized and the basis determining the amortization period. We may have further comment upon receipt of your response.

Note 3. 2010 Expedition to Titanic Wreck Site

5. We note from your response to our prior comment 16 and disclosure in Note 5 to the Form 10-Q for the quarter ended November 30, 2010, that as of November 30, 2010 you had not completed the assignment and allocation of costs to specific assets. Please tell us whether the valuation and costs to be allocated with respect to the expedition has been

finalized and if so, please provide us with the final valuation of the amounts you plan to capitalize and how the value of each significant amount was determined. Also, please provide us and revise future filings to disclose the amortization period(s) for each significant asset group and describe the basis for determining the amortization period.

Also, we note that $635,270 of general management expenses has been included in the costs capitalized. Please explain to us, and disclose in future filings, how you determined the amount of management costs capitalized and why you believe it is appropriate to capitalize that amount. If the amount represents an allocation, please disclose the basis for the allocation. In regards to the Titanic Preservation Alliance point of presence, or website costs, please revise future filings to include the nature of the types of costs related to the website that were capitalized in accordance with ASC 350-50-25-15.

Additionally, please tell us if there were any additional costs incurred related to the expedition that were not capitalized as Titanic expedition costs, but were rather expensed. In light of the fact that you disclose that the general purpose of the expedition was to collect and interpret scientific data for the long-term protection and management of the Titanic, we would expect that not all of the costs related to the expedition be capitalized as film costs. Please advise or revise accordingly.

Note 4. Non-Controlling Interest

6. We note from your response to our prior comment 17 that you believe you control this joint venture by virtue of your role in identifying and initially developing concepts. We further note that you have revised Note 6 in the Form 10-Q for the quarter ended November 30, 2010 to disclose that other considerations regarding management and advancement of the joint venture have led management to conclude that it has significant control. However, we do not believe your response or revised disclosure show that you will continue to have a controlling financial interest or majority voting interest in this joint venture. Please refer to ASC 323-30-25 and 810-10-25 and provide us further details of why you believe you appropriately consolidate this entity, or alternatively, please revise to account for this joint venture under the equity method of accounting.

Form 10-Q for the quarter ended November 30, 2010

Note 9. Subsequent Events

7. We note your disclosure that on January 11, 2011 you announce intentions to exit the self-operated Bodies exhibitions and focus on touring Bodies with promoters and museums, as well as the Titanic exhibitions, Dialog in the Dark and new content. Please tell us if there are any assets on the balance sheet as of November 30, 2010 that relate to the self-operated Bodies exhibitions, such as exhibition licenses, or property and equipment and explain to us why it appears no impairment charge has been recognized for such amounts as a result of this decision. If such amounts are considered impaired

subsequent to November 30, 2010, please explain to us why you believe it is appropriate to recognize the impairment subsequent to the quarter ended November 30, 2010. As part of your response, include the amount of any asset impairment charge and the expected timing of the charge in the income statement. We may have further comment upon review of your response.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile
Mr. Derek Bork
Thompson Hine LLP
(216) 566-5800